FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 17, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 17, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Former CEO Sues for Wrongful Dismissal

(Vancouver, Canada) October 17, 2006, 08:00 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB)  announced that the Company’s former president and chief executive officer, Bill Coyne, has filed a lawsuit in B.C. Supreme Court alleging that he was wrongfully dismissed. Mr. Coyne is suing the Company for US $290,115 in unpaid termination fees and bonuses.

The allegations have not been proven and the matter is pending before the B.C. Supreme Court.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2800 x.171.

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NEWS RELEASE

                           For Immediate Release

Norsat Tapped to Supply Guantanamo Bay

(Vancouver, Canada) October 17, 2006, 09:15 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), announced today that it has been selected to provide portable satellite terminals, maintenance, support and training in support of mission critical applications for the US Southern Command (SOUTHCOM) operating in Guantanamo Bay. The terminals and training are scheduled to be delivered in the fourth quarter.

“Norsat is solidifying its position as a trusted partner of the US Armed Forces. Customers, such as the US Southern Command, entrust us with supporting mission critical applications,” said Dr. Amiee Chan, President and CEO, Norsat International Inc.

The US Southern Command oversees Joint Task Force Guantanamo (JTF-GTMO), which is responsible for maintaining enemy combatant detention centers at Guantanamo Bay, Cuba. JTF-GTMO also supports law enforcement and performs interrogations to gather intelligence for the United States and the Allied Nations.

US Southern Command is responsible for providing contingency planning, operations, and security cooperation for Central and South America.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and solutions. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2800 x. 171 or toll-free in Canada and the U.S., 1-888-667-7281.

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